Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-3 filed pursuant to Rule 462(b) of the Securities Act of 1933 of the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated March 13, 2020, with respect to the consolidated financial statements of Quanterix Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2019, in the Registration Statement (Form S-3 No. 333-230399) and related prospectus of Quanterix Corporation for the registration of its common stock, preferred stock, debt securities, warrants, rights and units.

/s/ Ernst & Young LLP

Boston, Massachusetts

August 6, 2020